EAGLE SERIES TRUST

CLASS A
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Eagle Series Trust Class A Distribution Plan shall be as follows:

EAGLE INTERNATIONAL STOCK FUND	0.35%
EAGLE INVESTMENT GRADE BOND FUND	0.35%
EAGLE MID CAP GROWTH FUND	0.35%
EAGLE MID CAP STOCK FUND	0.35%
EAGLE SMALL CAP GROWTH FUND	0.35%
EAGLE SMALLER COMPANY FUND	0.35%
EAGLE TACTICAL ALLOCATION FUND	0.35%
EAGLE TAX-EXEMPT BOND FUND	0.35%

Dated:  December 31, 2015